UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	March 26, 2025	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

Ex. 99.1	Notice of Availability of Materials

Ex. 99.2	Notice of Annual Meeting of Shareholders

Ex. 99.3	Management Information Circular

Ex 99.4	Form of Proxy

Ex. 99.5	Annual Report